EXHIBIT 10.20(a)

SECOND AMENDED AND RESTATED

EMPLOYMENT AGREEMENT

    THIS IS A SECOND AMENDED AND RESTATED EMPLOYMENT AGREEMENT made as of the 4th day of December, 2002, and effective as of January 1, 1991, by and among BUTLER INTERNATIONAL, INC. ("International"), BUTLER SERVICE GROUP, INC. ("Butler") and EDWARD M. KOPKO ("Employee"), who resides at 235 North Broadway, Nyack, New York 10960.

    WHEREAS, Employee has been serving as President, Chairman of the Board of Directors and Chief Executive Officer of International since 1985, as President, Chairman of the Board of Directors and Chief Executive Officer of Butler since 1989, and currently serves as President, Chief Executive Officer and Chairman of the Board of all other operating subsidiaries of International; and

    WHEREAS, International, Butler, and Employee entered into an Amended and Restated Employment Agreement ("Agreement") dated July 11, 1994, and effective January 1, 1991, which confirmed and set forth the terms and conditions of Employee's employment with International and Butler; and

    WHEREAS, Butler, International, and Employee entered into an Amendment to Amended and Restated Employment Agreement, dated May 10, 2001, which enacted certain changes in paragraph 5 of the Agreement; and

    WHEREAS, Employee's salary was reduced by ten percent (10%) in August 2002; and

    WHEREAS, Employee has foregone the automatic five percent (5%) salary increase which would have taken effect on April 1, 2002; and

    WHEREAS, Butler and International have requested that in addition to such salary reduction and foregone salary increase which resulted in a 15% reduction in income; (i) Employee shall forego the automatic five percent (5%) salary increases which would have taken effect pursuant to the Agreement effective in 2003 and 2004 resulting in an effective decrease of twenty-five percent (25%) in 2004; (ii) Employee shall forego quarterly payments of approximately $70,000 relating to the first two quarters of 2002; and (iii) Employee shall forego any further advances which would otherwise be payable under the Agreement; and

    WHEREAS, Employee has agreed to such request; and

    WHEREAS, Butler, International, and Employee desire to amend and restate the Agreement to reflect the changes set forth herein;

    NOW, THEREFORE, in consideration of the premises to this Agreement and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, Butler, International and Employee agree as follows:

        1.    Butler and International hereby hire and employ the Employee, and the Employee agrees to continue to work for Butler, International, and all other operating subsidiaries of International under the following terms hereby agreed upon.

        2.    The Employee is hereby engaged to work in the executive capacity of President, Chairman of the Board of Directors and Chief Executive Officer of Butler, as President, Chairman of the Board of Directors and Chief Executive Officer of International, and as President, Chairman of the Board of Directors and Chief Executive Officer of all other operating subsidiaries of International, or any other capacity so designated by Butler or International, generally consistent with Employee's present duties and responsibilities.

        3.    The Employee shall enter into service and commence work hereunder as of the effective date of this Agreement and the employment shall continue for a period of three (3) years ("Original Contract Term") and as extended pursuant to paragraph 6 hereof, unless sooner terminated as hereinafter provided.

        4.    The Employee agrees as follows:

                a.    He shall devote sufficient skill, labor and attention to said employment during the Contract Term (as defined in Section 6) in order to promptly and faithfully do and perform all services pertaining to said position that are or may hereafter be required of him by International or Butler during the Contract Term.

                b.    He shall not, during the Contract Term, disclose to any person, firm or corporation, any information concerning the business or affairs of International or Butler which he may have acquired in the course of or as incident to his employment hereunder, either for his own benefit or to the detriment of International or Butler.

                c.    For all purposes in this paragraph 4, the terms "International" and "Butler" shall include the named International and Butler and any of its or their subsidiary corporations.

        5.    International and Butler agree, jointly and severally, as follows:

                a.    (1)    International and/or Butler shall pay the Employee a base minimum annual salary at the rate of $285,000 during the first year of the Contract Term (as defined in Section 6), payable in accordance with the regular pay period of Butler. Except as provided hereafter and in Section 6, such salary shall automatically increase on each anniversary date of this Agreement by an increase rate equal to the larger of (i) 105% of the previous years salary; and (ii) the rate of any general salary increase instituted by International or Butler covering a majority of their principal executive officers for such period, provided, however, that the Board of Directors of International and/or Butler (or a duly constituted and empowered committee thereof) may further increase Employee's salary effective on each anniversary date of this Agreement, at their discretion. In addition, the Employee shall receive annual bonuses as may be declared by the Board of Directors of International and/or Butler (or a duly constituted and empowered committee thereof), but in no event less than the amount determined pursuant to paragraph (b). Such salary and bonus may be allocated between International and/or Butler as such companies may determine in their discretion, provided that the total compensation is as set forth in this subparagraph.

                      (2)    Notwithstanding anything herein to the contrary, (i) during the year 2002 Employee's salary shall reflect the 10% salary reduction effective August 2002; (ii) Employee shall not be entitled to the automatic five percent (5%) for the year 2002; (iii) Employee shall not be entitled to the automatic five percent (5%) increase for the year 2003; (iv) Employee shall not be entitled to the automatic five percent (5%) increase for the year 2004; and (v) beginning April 1, 2005 (or such earlier year as determined by the Committee), Employee shall receive such years' salary and bonus determined as if clauses (i) - (iv) were not in effect during the previous years.

                b.    (1)    Within thirty (30) days after the end of the first three calendar quarters of each calendar year, International shall pay the Employee a quarterly cash bonus equal to the sum of the following: (i) eighty percent (80%) of five percent (5%) of International's Estimated Operating Income for the quarter (as defined in subparagraph 5(c) below) which does not exceed $3,000,000 for the entire year, plus eighty percent (80%) of three percent (3%) of International's Estimated Operating Income for the quarter which does exceed $3,000,000 for such year, but in no event less than $150,000 for each calendar quarter, and (ii) eighty percent (80%) of one-quarter of an incentive bonus,(such bonus to be no less than 25% of salary as has been provided in previous years) based on satisfactory progress toward the successful completion of Management Objectives determined by the Executive Compensation Committee of International in the beginning of the calendar year. Management Objectives may be based upon any reasonable objective or upon any reasonable performance standard which International may select. Employee may request payment of any such amount up to forty-five days prior to the end of each calendar quarter based upon estimates of Operating Income and progress toward completion of Management Objectives. Any such request for payment shall be honored immediately upon request.

                      (2)    Within ninety (90) days after the end of each calendar year, International shall pay the Employee an annual cash bonus equal to the sum of the following, less amounts previously paid to Employee under the above paragraph for such calendar year: (i) five percent (5%) of International's Operating Income (as defined in subparagraph 5(c) below) which does not exceed $3,000,000 for such year, plus three percent (3%) of International's Operating Income which does exceed $3,000,000 for such year, and (ii) an incentive bonus, based on the successful completion of Management Objectives determined by the Executive Compensation Committee of International in the beginning of such calendar year.

                      (3)    In no event shall the sum of the quarterly cash bonuses and the annual cash bonus exceed four (4) times Employee's base salary for such year.

                      (4)    All quarterly payments set forth hereunder shall be considered earned when paid, and Employee shall not be required to return any amounts that may have been overestimated during the year, based on year-end calculations.

                      (5)    All tax payments due as a result of final determinations made by the Company and the Executive Compensation Committee on behalf of the Employee prior to the date hereof shall be considered earned when paid and Employee shall not be required to return any amounts that may have been advanced during the year.

                      (6)    Notwithstanding anything to the contrary contained herein, (i) Employee shall not be entitled to any quarterly bonus progress payments of Management Objectives with respect to the first two quarters of 2002, and (ii) Employee shall be entitled to all quarterly bonus payments beginning September 30, 2002.

                c.    (1)    "Operating Income" will be defined as net income as reported in Butler's consolidated statement of income, before adjustments for U.S. Federal and State income taxes and taxes imposed at the federal/national level by foreign countries (based upon income), and excluding extraordinary items. It will exclude any corporate expense allocation from International and residual expense of Butler International, Inc., goodwill amortization resulting from purchase accounting due to the Butler International, Inc. merger with International, amortization attributable to Butler's Employee Stock Ownership Plan, interest expense attributable to the Butler International, Inc. loans related to the merger of the previous company known as Butler International, Inc. with International and restructuring and other one-time charges. It will include Butler general and administrative expense, Montvale shared expenses and related working capital interest income or expense.

                       (2)    "Estimated Operating Income" will be defined as Operating Income as estimated by International, and shall otherwise conform to the definition of "Operating Income" set forth above.

                d.     Employee shall receive such other incidental benefits and prerequisites ("Benefits") of employment, including without limitation, awards, insurance (including long-term disability in the amount of 50% of Employee's base salary to be paid by International, health, and whole life insurance in the amount of four times Employee's base salary to be paid by International), pension plan and ESOP participation, participation in 401(k), stock purchase and stock option plans, payment by International of additional tax obligations (in the form of gross-up), to be calculated using maximum federal and state tax table rates, imposed on Employee by reason of total or partial forgiveness of, or imputed interest in connection with, Employee promissory notes given pursuant to such stock purchase or stock option plans, automobile allowance in the amount of $1,600 per month (adjusted annually for inflation, but in no event less than 105% per year), and vacation (six weeks annually with all unused vacation time cumulated), now or hereafter existing, as are listed herein or provided generally to Butler's other salaried employees or executives. For purposes of such Benefits which are based upon income and for which specific amounts are not given above, including but not limited to health insurance, pension plan and ESOP participation, and participation in 401(k), stock purchase and stock option plans, income shall be deemed to include all amounts payable pursuant to paragraph 5a and 5b hereof. This Agreement is not intended as a substitute or limitation of any incentive compensation plan or other future plan adopted by International or Butler.

                e.     Employee shall also be reimbursed for all reasonable business expenses incurred in connection with his employment or in connection with what Employee believes, in good faith, constitutes the promotion of the general welfare of International, Butler, or its subsidiaries, including, without limitation, meals, lodging, and business or first-class airfare on all business trips (and the same for Employee's spouse), and dues and expenses at a club of Employee's selection.

                f.     Prior to the beginning of any calendar year, Employee may defer any portion of his compensation otherwise payable in said following calendar year, by providing written notification to the Board of Directors of International and Butler. Said aggregate deferrals may be payable in installments or in lump sum and shall be subject to the provisions of paragraph 8 hereof.

        6.    This Agreement will automatically extend for additional one-day periods beyond the Original Contract Term for each day which elapses during the Contract Term (as defined) prior to notice having been given as set forth in the following sentence (the "Extended Contract Term"). Either party may give notice of a desire to terminate at any time during the Original Contract Term or during the Extended Contract Term, at which point this Agreement will terminate three years from the date thereof (such term of employment, consisting of the Original Contract Term and the Extended Contract Term, referred to as the "Contract Term").

        7.    a.     This Agreement and the employment of Employee hereunder shall terminate on the first to occur of:

                       (1)    the expiration of the term specified in paragraph 3 and of any renewal or extension thereof under paragraph 6 hereof;

                       (2)    the death or Physical or Mental Disability of Employee as described in paragraph (g) hereof;

                       (3)    Employee's voluntary departure from employment other than for those reasons described herein in paragraph 7c.

            b.     The Board of Directors of International and Butler may terminate or shall be deemed to have terminated the employment of Employee at any time:

                       (1)     "with cause" upon:

                                (a)    the willful commission by the Employee of an act that causes or is reasonably likely to cause substantial damage to International or Butler; or

                                (b)    the commission by the Employee of an act of fraud in the performance of the Employee's duties on behalf of International or Butler as determined in a final non-appealable order by a court of competent jurisdiction; or

                                (c)    the conviction of the Employee for commission of a felony or other crime punishable by confinement for a period in excess of one year in connection with the performance of his duties on behalf of International or Butler; or

                                (d)    the continuing willful failure of the Employee to perform his duties to International or Butler (other than any such failure resulting from the Employee's incapacity due to physical or mental illness) after written notice thereof (specifying the particulars thereof in reasonable detail) and a reasonable opportunity to be heard and cure such failure are given to the Employee by the Board of Directors of International.

    For purposes of this subparagraph 1, no act, or failure to act, on the Employee's part shall be considered "willful" unless done, or omitted to be done, by him not in good faith and without reasonable belief that his action or omission was in the best interest of International or Butler.

                      (2)    "without cause" if they shall determine that it is in the best interests of International and Butler to terminate this Agreement for any reason other than those described in subparagraph 1 of this paragraph 7b.

                c.     In the event, at any time (i) Employee shall hereafter determine in good faith that his status or responsibilities with International, Butler, or any of Butler's subsidiary corporations has or have been reduced, including but not limited to the assignment to Employee of any duties, positions, responsibilities or tasks inconsistent with those immediately prior to said reduction, or (ii) International and/or Butler fail to perform their obligations hereunder (including, but not limited to, their obligations pursuant to paragraph 9), or in the event, subsequent to a "Change in Control", Employee shall determine in good faith that the financial prospects of International and Butler have significantly declined to a level where the future operations of International and Butler would be impaired, Employee shall have the right to terminate his employment with International and Butler by written notice thereof and shall be treated as having terminated his employment pursuant to paragraph 7f hereof.

                d.     In the event Employee's termination is for any reason set out in paragraphs 7a(3) above prior to a Change in Control or paragraphs 7a(1) or 7b(1) above at any time, Employee shall not be entitled to any termination payments or benefits other than (i) salary and other accrued benefits earned up to the date of termination; (ii) amounts deferred pursuant to paragraph 5e hereof; and (iii) in the event of termination pursuant to paragraph 7a(1), the bonus set forth in paragraph 5b prorated up to the last day of the month in which employment was terminated. In the event Employee's termination is for any reason set out in paragraph 7a(2) above prior to a Change in Control, Employee shall be entitled to (i) salary and other accrued benefits earned up to the last day of the month of the date of death or Date of Disability (as defined in paragraph (g)

hereof); (ii) the bonus set forth in paragraph 5b prorated up to the last day of the month of the date of death or Date of Disability; (iii) all amounts deferred pursuant to paragraph 5e hereof and (iv) a lump sum termination payment equal to the highest yearly salary, bonus and other income paid to Employee pursuant to paragraphs 5a and 5b (or paid to Employee prior to the date hereof in connection with Employee's performance of services for International and Butler) in any year during the 3 years immediately subsequent to the year in which the death or disability occurs, and, if termination is due to disability, Employee shall also be entitled to the medical, health and insurance-related benefits as set forth in paragraph 5d hereof prior to and for three years following the date of disability.

                e.     (1)     For purposes of determining whether a "Change in Control" has occurred, a "Change in Control" shall be defined as the occurrence at any time during the Contract Term of any of the following events:

                            (a)     A change in control of a nature that would be required to be reported in International's proxy statement.

                            (b)     International is merged or consolidated or reorganized into or with another corporation or other legal person and as a result of such merger, consolidation or reorganization less than 75% of the outstanding voting securities or other capital interests of the surviving, resulting or acquiring corporation or other legal person are owned in the aggregate by the stockholders of International immediately prior to such merger, consolidation or reorganization;

                            (c)     International sells 50% or more of its or its subsidiaries businesses (calculated in terms of revenues) and/or 50% or more of its or its subsidiaries assets to any other corporation or other legal person, less than 75% of the outstanding voting securities or other capital interests of which are owned in the aggregate by the stockholders of International, directly or indirectly, immediately prior to or after such sale;

                            (d)     There is a report filed on Schedule 13D or Schedule 14D-1 (or any successor schedule, form or report) each as promulgated pursuant to the Securities Exchange Act of 1934 (the "Exchange Act") disclosing that any person (as the term "person" is used in Section 13(d)(3) or Section 14(d)(2) of the Exchange Act) has become the beneficial owner (as the term "beneficial owner" is defined under Rule 13d-3 or any successor rule or regulation promulgated under the Exchange Act) of 20% or more of the issued and outstanding shares of voting securities of International with such percentage calculated in terms of voting power, or, alternatively 20% or more of the issued and outstanding shares of common stock of International; or

                            (e)     If, at any time, one or more individuals are elected to the Board of Directors of the Company which were not approved by a vote of at least two-thirds of the Directors of International then still in office who were Directors of International prior to such election.

                    (2)     If a tax is imposed on the payment due under this Subparagraph 7e pursuant to Section 4999 of the Internal Revenue Code, or successor provision of like import, the Employee shall be paid an additional amount calculated so as to provide the Employee, after he has paid the tax imposed by Section 4999 of the Code, with the same compensation he would have received had no tax been imposed by Section 4999.

                f.     Upon a termination of Employee's employment for any reason set out in paragraphs 7a(2) or 7a(3) subsequent to a Change in Control or upon a termination pursuant to the provisions of paragraph 7b(2) or paragraph 7c above at any time, Employee shall be entitled to (i) salary and other accrued benefits earned up to the last day of the month in which employment was terminated; (ii) the bonus set forth in paragraph 5b prorated up to the last day of the month in which employment was terminated; (iii) all amounts deferred pursuant to paragraph 5e hereof, and (iv) a lump sum termination payment equal to three (3) times the highest yearly salary, bonus and other income paid to Employee pursuant to paragraphs 5a and 5b in any year during the last three (3) years immediately prior to termination (or, if salary and bonus have ceased or been substantially reduced prior to termination, three (3) times the highest yearly salary and bonus paid to Employee pursuant to paragraphs 5a and 5b in any year during the last three (3) years immediately prior to the date of cessation or reduction). Employee shall also be entitled to the Benefits set forth in paragraph 5d hereof prior to and for three years following the date of termination, and shall also be entitled to the benefits set forth below for three years following the date of termination:

                    (1)     Use of office space comparable to office space customarily provided to Employee during the term of this Agreement, at no cost to Employee;

                    (2)     Access to a full-time secretary, at no cost to Employee;

                    (3)     Utilization of International's facilities at any time, including systems, copying services, conference rooms, facsimile machines, e-mail, and all other facilities customarily utilized by Employee, at no cost to Employee;

                    (4)     Outplacement services, at no cost to Employee;

                    (5) Assignment of club deposits and payment of club fees and expenses.

                g.     As used herein, "Physical or Mental Disability" shall mean a serious illness, accident or any other physical or mental incapacity which prevents Employee from substantially performing his duties hereunder for a continuous period of twelve months. The last day of any such twelve (12) month period shall be Employee's "Date of Disability".

                h.     All payments to be made in the event of the death of the Employee shall be made to the Employee's surviving spouse, or in the event the Employee dies without leaving a surviving spouse, then to such beneficiary as the Employee may designate in writing to Butler for that purpose, or if the Employee has not so designated, then to the personal representative of the estate of the Employee.

                i.     All lump sum termination payments made pursuant to this Section 7 may, at the option of the Employee, be paid annually in equal installments, over a term to be selected by the Employee of not to exceed fifteen years. In the event Employee selects this method of payment, interest shall accrue annually on the principal balance remaining to be paid at the prime rate of interest, as announced from time to time by the Bank of America, but in no event shall such interest rate be less than eight percent (8%) per annum.

                j.     This Section 7 shall not be deemed a limitation of the Employee's benefits under any death or disability plan currently in effect.

                k.     If litigation shall be brought to enforce or interpret any provision contained in this Agreement, International and Butler agree to immediately pay, upon demand, the Employee for his reasonable attorneys' fees and disbursements incurred in such litigation, and hereby agree to pay prejudgment interest on any money judgment obtained by the Employee

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calculated at six percentage points above the prime rate of interest as set by the Bank of America, in effect from time to time from the date that payment(s) to him should have been made under this Agreement; provided that the Employee shall not have been found by the court to have acted in bad faith, which finding must be final with time to appeal thereform having expired and no appeal having been taken. In addition, if such litigation involves Employee's good faith claim to any amounts due pursuant to paragraph 7f hereunder, which amounts have not been paid by International or Butler, then during the pendency of such litigation, International and/or Butler shall continue to pay all amounts and other benefits due Employee pursuant to this Agreement as if such Agreement had not been terminated, provided, however, that such amounts shall be deducted from any payment ultimately made by International and/or Butler pursuant to said paragraph 7f.

        8.    a.     if at any time hereafter, Butler elects to move its corporate headquarters a distance of at least 50 miles and the Employee elects to move from his current residence, 235 North Broadway, Nyack, New York 10960 (the "Old Residence"), to a new residence ("New Residence") in the vicinity of Butler's new corporate headquarters ("New Headquarters") then Butler shall pay certain relocation expenses, as set forth herein. The Employee shall place the Old Residence on the market for sale and enter into a contract to purchase the New Residence. If the Old Residence shall have been on the market for sale for a reasonable period of time, as determined by the Employee at his sole discretion, the Employee may elect to enter into an agreement with a relocation service and Butler pursuant to which the service shall agree to purchase the Old Residence for a price equal to the average of the appraised values submitted by two MAI qualified appraisers. The reasonable costs of the relocation services shall be borne by Butler. Until the closing of the purchase of the New Residence, Butler, at its own expense, shall provide the Employee with an apartment in the vicinity of the New Headquarters at a maximum cost to Butler of $5,000 per month.

                b.     Butler, upon presentation of expense statements or vouchers or such other supporting documents as it may reasonably require, shall reimburse the Employee for all reasonable expenses actually incurred or paid by Employee for:

                        (1)     the realtor or broker's commission with respect to the sale of the Old Residence;

                        (2)     all closing costs, including attorney's fees, bank charges, mortgage fees (including points) and recording fees (including document fees), relating to the purchase of the New Residence;

                        (3)     the costs of packing, shipping (including temporary storage), unloading and unpacking the Employee's household effects at the time of the Employee's relocation to the New Residence;

                        (4)     a reasonable number of economy class round trip tickets between Newark, New Jersey and the vicinity of the New Headquarters to be used by the Employee's family for the purpose of locating a suitable residence; and

                        (5)     a reasonable number of economy class round trip tickets between Newark, New Jersey and the vicinity of the New Headquarters to be used by the Employee until such time as the Employee's family shall relocate to the vicinity of the New Headquarters.

        9.    The Employer will require any successor (whether direct or indirect, by purchase, merger, consolidation or otherwise) to all or substantially all of the business and/or assets of the Employer, by agreement in form and substance satisfactory to the Employee, to expressly assume and agree to perform this Agreement in the same manner and to the same extent that the Employer would be required to perform it if not such succession had taken place. As used in this paragraph, "Employer" shall mean Butler International, Inc., and Butler Service Group, Inc. and any successor to its or their business and/or assets as aforesaid which executes and delivers the agreement provided for in this paragraph 9, or which otherwise becomes bounds by all the terms and provisions of this Agreement by operation of law.

        10.    No oral arrangements have been made between the parties hereto and this Agreement may be amended only in writing signed by both parties.

        11.    Employee warrants that at the time of the signing of this Agreement, there is no written or oral contract which would prohibit his employment as provided herein.

        12.    The rights and obligations of International and Butler under this Agreement shall inure to the benefit of and shall be binding upon the successors and assigns of both International and Butler. Employee may not assign his obligations under this Agreement.

        13.    If any provision of this Agreement shall be declared invalid or unenforceable by a court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby and shall continue in full force and effect.

        14.    This Agreement shall be construed in accordance with the laws of the State of New Jersey.

    IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and year first above written.

EMPLOYEE:                                                                                     BUTLER SERVICE GROUP, INC.

________________________                                                           By:_________________________
Edward M. Kopko

________________________                                                           Title:________________________
Witness

                                                                                                            BUTLER INTERNATIONAL, INC.

                                                                                                            By:__________________________

                                                                                                            Title:_________________________

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